July 5, 2005

Mail Stop 4561

Glade M. Knight
President and Principal Executive Officer
Apple REIT Seven, Inc.
814 East Main Street
Richmond, VA 23219

	Re:	Apple REIT Seven, Inc.
		Form S-11
		Filed June 6, 2005
		File No. 333-125546

Dear Mr. Knight:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you intend to increase the price to $11 per unit after you sell the minimum offering amount. Please note that it is our view that a change in the offering price would constitute a different transaction. As a practical matter, you may commence the new offering by means of a post-effective amendment to your registration statement, rather than filing a new registration statement on Form S-11. Please note that such a post-effective amendment will require a complete update of the information in the registration statement, including the financial statements.
Please
confirm that you will file a post-effective amendment to begin the new offering at $11.

2. We note that while many REITs are organized in Maryland, you are organized in Virginia. Please tell us whether you believe there are any material differences between the two states` laws and explain any differences. For instance, please discuss Virginia law with respect to anti-takeover provisions, stockholder rights, indemnification and the amendment of a REIT`s charter and bylaws. In addition, please add appropriate disclosure in the risk factors and tax discussion.
3. Please tell us how unit holders will receive notice that the Series B convertible preferred shares have been converted and that the Series A preferred shares will terminate and no longer have any priority distribution on liquidation. Please also tell us Mr. Knight`s intentions or plans regarding the conversion of the Series B convertible preferred shares.
4. Please provide us copies of any graphics, charts, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorials representations should not be included in any preliminary prospectus distributed to prospective investors prior to the staff`s review of those items.
5. Please disclose your internet address, if you have one. Refer to
Item 101(e)(3) of Regulation S-K.

Cover Page
6. Please revise to limit the cover page to one page. Refer to Item
501(b) of Regulation S-K. Although we realize the limited space available on the cover page, we note that the current organization of the cover page could be revised to comply. For example, please consider reducing the font size of your logo, rather than any other text and consider presenting the cover page risk factors in two-column format. You could also revise the bullet point disclosure to more succinctly describe each risk since they are described in more detail in the risk factor section.
7. Clarify in the last sentence of the third paragraph that Wachovia
Bank, N.A. is also a lender on a credit line as mention on page 5. In light of this credit agreement, please confirm our understanding that Wachovia will refund all funds received from investors in the event the minimum threshold is not met even when an outstanding balance on the credit line remains.

Suitability Standards
8. Please confirm our understanding that the disclaimers relating to
Marriot and Hilton Hotels do not apply to your executive officer Justin Knight who serves on the Marriott Owners Advisory Council and the Hilton Garden Inn Advisory Council as mentioned on page 44.

Summary

Apple Seven Advisor and Apple Suites Realty, page 2
9. Please revise to disclose the ownership interests of Apple
Seven
Advisors, which owns 10 units, and Mr. Knight who owns 240,000
Series
B convertible preferred shares.

Conflicts of Interest-beginning on page 5
10. We note disclosure in the prospectus for Apple REIT Six dated April 23, 2004 that Mr. Knight was subject to a non-competition clause in an employment agreement with Cornerstone Realty Income Trust, a real estate investment trust. Specifically, the agreement prevented Apple Six from purchasing properties in particular states where Cornerstone purchased, or might purchase, properties. It appears that although Cornerstone merged with Colonial Properties Trust to become its own public company as described on page 42 of your document, the Cornerstone employment agreement was subject to extension for one year after termination of Knight`s employment with
Cornerstone. Please disclose the extent, if any, to which Mr. Knight, and therefore, Apple REIT Seven, may be subject to any limitations imposed by the non-competition clauses in the employment agreement with Cornerstone.
11. We note the affiliation between Apple REIT Seven Advisors,
Apple
Suites Realty, and Mr. Knight. We note also that Mr. Knight serves as a principal for competing prior programs that have the same investment objectives as Apple Seven. Please discuss the extent to which Apple Seven Advisors, Apple Suites Realty, and Mr. Knight may experience conflicts relating to decisions on the purchase or disposition of property for the benefit of other programs they may service based on any higher fees and/or commissions payable to them as compared to those fees or commissions payable from Apple Seven. You should provide a more detailed discussion of any advantageous fee structures exercised by the other affiliated programs in the compensation and conflict of interest sections on page 28 and 29, and/or the risk factor section as appropriate.
12. Clarify on pages 5 and 6 that Mr. Knight is the sole holder of the Series B shares and that any amendment to the articles of incorporation that may adversely impact the Series B convertible shares is subject to the approval of 2/3 of the Series B shares as mentioned on page 77.


Compensation, page 8
13. Please include compensation, fees, profits and other benefits in connection with the termination or liquidation stage. Refer to Item
4.A. of Guide 5.
14. We note that the number of shares issuable to Mr. Knight upon conversion of the Series B shares are tied to the number of units sold in the offering and were sold at a nominal amount. We note also your statement that the preferred shares were issued to Mr. Knight as an incentive to work toward completion of the offering. In light of these facts, please tell why the potential issuance of shares should not be described as compensation here and throughout your filing, including the risk factor and management sections. It appears from Table II of your performance tables that similar preferred share issuances to Mr. Knight in prior programs were eventually recorded as
"other fees."

Share Redemption Program, page 9
15. In light of the fact that you will conduct offerings on a continued basis of shares at different prices, and because there will be more than one closing, please confirm here and in your discussion beginning on page 80 our understanding that the share redemption program will not commence until after the final closing of the offering of units.

Risk Factors, page 10
16. Please discuss the risks in connection with your tax opinion and the fact that you have not obtained an IRS ruling.
17. We note that on pages 30 and 32 you state that you may enter into joint ventures. Please revise to discuss the risks in connection with joint ventures, including that you will be bound by the decisions of your co-venturer, that your liabilities may exceed the percentage of your investment, and that you will be affected by your co-venturer`s financial condition.

The compensation to Apple Seven Advisors and Apple Suites
Realty...page 12
18. Expand to disclose the amount of compensation payable to Apple Suites Realty in the event that the maximum debt amounts under your bylaws are incurred in each acquisition and the maximum offering is sold as disclosed on page 26, footnote 4.





There may be conflicts because of interlocking boards, page 13
19. Please delete the mitigating language contained in the last two sentences of this risk factor.

Our board may, in its sole discretion...page 17
20. Discuss the extent to which your loans may be evidenced by a promissory note secured by a mortgage on your assets and that the recourse of those loans may include all of your assets as mentioned on page 34.

You will be limited in your ability to sell your Units...page 18
21. The first sentence in the text implies that the share redemption program will be available to shareholders following the first year of the offering, even where the offering is extended beyond one year. This appears to contradict your statement on page 9 indicating that the share redemption program will follow the closing of the offering.

Use of Proceeds, page 24
22. Please clarify how you have estimated that offering expenses will
be 1.50% for purposes of the table on page 26 and whether that amount
includes all organizational expenses.  On page 25 you disclose that
organization and offering expenses, when aggregated, should not exceed 15% of the amount raised in the offering. In light of this, and since selling and marketing expenses are estimated to total
10%
of the offering in the table, it appears that the offering and organization expenses can be as high as 5%. Please revise or advise.

Conflicts of Interest, beginning on page 29
23. Please expand to discuss the potential conflicts arising among your executive officers who all serve as executive officers for the competing real estate programs as disclosed on page 44.
24. We note your general discussion of policies to address conflicts.
Please describe the proposed method of dealing with each conflict. Refer to Item 5.A. of Guide 5. In particular, please describe how you intend to address the conflicts with respect to Apple REIT Six and the concurrent best efforts offering, the substantially similar investment policies, compensation structure, and interests.
Please
also discuss how affiliates will prioritize or allocate investment opportunities as well as their time and efforts between the very similar REITs.


Conflicts of interest between us and Mr. Knight, page 31
25. Tell us whether Mr. Knight is the guarantor on credit lines to other prior programs he promotes that may open him up to greater personal liability than that extended in the Apple Seven transaction.
If so, please revise to discuss the conflict that may arise for Mr.
Knight in devoting time to another program where his personal liabilities might be greater.

Available Information, page 41
26. Please revise the street address and telephone number for the SEC
Public Reference Room: 100 F Street, N.E., Washington D.C., 20549. Refer to Item 101(e)(2) of Regulation S-K.
Management, page 42
27. Please include your executive officers in the table on page
42.
28. Please identify the members of management for Apple Seven Advisors and Apple Suites Realty and include biographies.

Prior Performance of Programs Sponsored by Glad m. Knight, page 50

29. Please expand the disclosure to describe any major adverse developments or conditions that were experienced by any prior programs. Refer to Item 8.A.2. of Guide 5.
30. Please expand your narrative summary to provide the aggregate dollar amount of properties purchased in prior programs. Refer to
Item 8.A.1.(e).
31. Please also provide the information requested by Item 8A.4. in the narrative summary.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources, page 68
32. Please disclose how the $400,000 in start-up costs will be spent.
It appears that you have completed the steps required for organization and formation. Please also state whether you anticipate seeking additional sources of external liquidity beyond the
$400,000
line of credit with Wachovia.

33. Please disclose the amount currently outstanding under the $400,000 line of credit.

Plan of Distribution-Page 71
34. We note that David Lerner Associates also serves as underwriter for Apple REIT Six`s concurrent best efforts offering. Please tell us how the plan of distribution and sales efforts for this offering are affected, if at all, by the substantially similar Apple REIT
Six
offering.

Experience of Prior Programs, page 86
35. Please disclose why Table IV is not included. Refer to Table IV in Appendix II of Guide 5.
36. Please disclose, here and on page 50, that past performance is not necessarily indicative of future results. Please consider adding a similar legend on each page of the prior performance tables.

Signatures
37. Please revise to identify your principal accounting officer.


*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Yolanda Crittenden, Staff Accountant, at
202-
551-3472 or Jorge Bonilla, Senior Accountant, at 202-551-3414 if
you
have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3411 with any other questions.

	Sincerely,



	Peggy Kim
	Senior Counsel

cc:	Martin B. Richards, Esq. (via facsimile)
	McGuire Woods LLP




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Glade M. Knight
Apple REIT Seven, Inc.
July 5, 2005
Page 1